UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Flooring Zone, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

339757106
(CUSIP Number)

Andrew Limpert
1245 Brickyard Road, Suite 590
Salt Lake City, Utah 84106
(801) 433-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

October 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339757106

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
	Andrew Limpert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		5,325,150
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		5,325,150
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,325,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	12%

14.	Type of Reporting Person (See Instructions)
	IN

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of The Flooring Zone, Inc. (the “Issuer”), which has its principal executive offices at 1245 Brickyard Road, Suite 590, Salt Lake City, Utah 84106.  This Amendment No. 1 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 3, 2007 (the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief is true, complete and correct as of the date of this Amendment No. 1.

Item 3. Source and Amount of Funds

On October 9, 2008 the Issuer closed an Acquisition Agreement, dated September 30, 2008, among The Flooring Zone, Inc. and Profire Combustion, Inc. and the Shareholders of Profire Combustion, Inc. (the “Acquisition Agreement”). In connection with the Acquisition Agreement, the Reporting Person agreed to cancel and return to the treasury of the Issuer 6,224,950 shares of Common Stock owned by the Reporting Person.

Item 4. Purpose of Transaction

(a)-(b)

Pursuant to the terms and conditions of the Acquisition Agreement, 35,000,000 shares of restricted common stock of the Issuer were issued to the three Profire Shareholders in exchange for all of the issued and outstanding shares of Profire. As a result of the transaction, Profire became a wholly-owned subsidiary of the Issuer. With the acquisition of Profire, the Issuer’s primary business focus will be that of Profire. Profire provides products and services for burners and heaters for the oil and gas industry.

(c)	Not applicable.

(d)

On October 9, 2008 the Reporting Person resigned as the Issuer’s interim Chief Executive Officer and President. The board of directors appointed Brenton W. Hatch, the Chief Executive Officer of Profire, as the Chief Executive Officer and President of the Issuer. The board of directors appointed Harold Albert, the President and Chief Operating Officer of Profire, as the Chief Operating Officer of the Issuer. The Reporting Person, who had also been acting as the Issuer’s interim Chief Financial Officer was named as the Chief Financial Officer on a permanent basis. The Reporting Person will continue as a director of the Issuer.

On October 9, 2008, Joel Arline tendered his resignation as a director of Issuer. The Acquisition Agreement provides for the appointment of two individuals designated by Profire to be appointed to the board of directors. Mr. Hatch and Mr. Albert will be appointed to fill vacancies on the Issuer’s board of directors 10 days after the mailing of a Schedule 14F-1 to the Issuer’s shareholders in accordance with Rule 14f-1 promulgated under the Exchange Act of 1934, as amended.

(e)	Not applicable.

(f)	As noted above, with the acquisition of Profire the Issuer will focus its business efforts to the business of Profire.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)

Other than as described above, the Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Reporting Person reserves the right to change such plans.)

Except as set forth in this Amendment No. 1, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Amendment No. 1. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

The description contained in this Item 4 of the transactions contemplated by the Acquisition Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Acquisition Agreement, a copy of which is filed as Exhibit 1.1 to this Amendment No. 1.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person owns 5,325,150 shares, or 12% of the outstanding Common Stock of the Issuer, based upon the 45,000,000 shares outstanding as of October 9, 2008

(b)

The Reporting Person has the sole power to vote or direct the vote of all of the 5,325,150 shares; and has shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of all of the 5,325,150 shares; and has shared power to dispose or direct the disposition of 0 shares.

(c)	Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person there are no contracts, arrangements understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any persons with respect to any securities of the Issuer other than the Acquisition Agreement. The information contained in Items 3, 4 and 5 of this Amendment No. 1 is incorporated herein by reference.

The information contained in this Item 6 of Amendment No. 1 describing the Acquisition Agreement and the transactions contemplated thereby does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Acquisition Agreement, a copy of which is filed as Exhibit 1.1 to this Amendment No. 1 and incorporated by reference into this Amendment No. 1.

Item 7. Exhibits

Exhibit No.	Exhibit
1.1	Acquisition Agreement, dated September 30, 2008, among The Flooring Zone, Inc. and Profire Combustion, Inc. and the Shareholders of Profire Combustion, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2008	By:	/s/ Andrew Limpert
Andrew Limpert